EXHIBIT 12

IMC Global Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years ended December 31
	2001	2000	1999	1998	1997
Fixed charges:
Interest charges	$ 152.3	$ 112.6	$ 111.4	$ 104.7	$ 40.2
Net amortization of debt discount and premium and issuance expense	8.4	5.4	5.7	3.8	0.8
Interest portion of rental expense	6.7	5.0	6.4	7.5	6.0
Total fixed charges	$ 167.4	$ 123.0	$ 123.5	$ 116.0	$ 47.0
Earnings:
Earnings (loss) from continuing operations before minority interest	$ (71.4)	$ 118.7	$(390.9)	$ 254.1	$ 224.6
Interest charges	152.3	112.6	111.4	104.7	40.2
Net amortization of debt discount and premium and issuance expense	8.4	5.4	5.7	3.8	0.8
Interest portion of rental expense	6.7	5.0	6.4	7.5	6.0
Total earnings (loss)	$ 96.0	$ 241.7	$(267.4)	$ 370.1	$ 271.6

Ratio of earnings to fixed charges[a]	-	2.0	-	3.2	5.8
Adjusted ratio of earnings to fixed charges[b]	-	2.0	3.1	4.9	9.7

a The Company's earnings were insufficient to cover fixed charges by $71.4 million and $390.9 million for the years ended December 31, 2001 and 1999, respectively.

b The adjusted ratio of earnings to fixed charges for the year ended December 31, 2001 excludes special charges of $17.4 million. The Company's earnings, as adjusted to exclude special charges, were insufficient to cover fixed charges by $54.0 million for the year ended December 31, 2001. The adjusted ratio of earnings to fixed charges for the year ended December 31, 2000 excludes a restructuring gain of $1.2 million. The adjusted ratio of earnings to fixed charges for the year ended December 31, 1999 excludes special charges of $651.7 million. The adjusted ratio of earnings to fixed charges for the year ended December 31, 1998 excludes special charges of $195.3 million. The adjusted ratio of earnings to fixed charges for the year ended December 31, 1997 excludes special charges of $183.7 million.